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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934`

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*


                            La Jolla Pharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    503459109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)

     /X/  Rule 13d-1(c)

     / /  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER: La Jolla Pharmaceuticals                            CUSIP NO.: 503459109

--------------------------------------------------------------------------------

    1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
       13-3371826
       .........................................................................
--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) .....................................................................

       (b) .....................................................................
--------------------------------------------------------------------------------

    3. SEC Use Only ............................................................
--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization   Delaware
                                                  ..............................
--------------------------------------------------------------------------------

                           5.  Sole Voting Power     2,055,000
                                                     ...........................
                        --------------------------------------------------------

  Number of Shares         6.  Shared Voting Power .............................
  Beneficially Owned    --------------------------------------------------------
  by Each Reporting
  Person With:             7.  Sole Dispositive Power   2,055,000
                                                        ........................
                        --------------------------------------------------------

                           8.  Shared Dispositive Power ........................
--------------------------------------------------------------------------------

    9.     Aggregate Amount Beneficially Owned by Each
           Reporting Person                               2,055,000
                                                          ......................
--------------------------------------------------------------------------------

   10.     Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions) ..........................
--------------------------------------------------------------------------------
   11.     Percent of Class Represented by Amount in Row (9)    4.8%
                                                                ................
--------------------------------------------------------------------------------

   12.     Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER: La Jolla Pharmaceuticals                            CUSIP NO.: 503459109

PRELIMINARY NOTE: This Schedule 13G has been amended to reflect a change in the controlling persons of the Reporting Person as well as a decrease in ownership percentage as a result of an increase in outstanding shares which as a result thereof the Reporting Person owns less than 5% of the Issuer's voting securities.

ITEM 1.

           (A)      NAME OF ISSUER:

                    La Jolla Pharmaceuticals

           (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    6455 Nancy Ridge Drive
                    San Diego, California 92121

ITEM 2.

           (A)      NAME OF PERSON FILING:

                    J.P. Morgan Partners (BHCA), L.P.

                    Supplemental information relating to the ownership and control of the person filing this statement is included in
                    Exhibit 2(a) attached hereto.

           (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    1221 Avenue of the Americas
                    New York, New York  10020

           (C)      CITIZENSHIP:

                    Delaware

           (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                    Common Stock, par value $0.01 per share

           (E)      CUSIP NUMBER:

                    503459109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4.  OWNERSHIP

           (A)      AMOUNT BENEFICIALLY OWNED:

                    2,055,000

           (B)      PERCENT OF CLASS:

                    4.8% (as of December 31, 2002).

           (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER: La Jolla Pharmaceuticals                            CUSIP NO.: 503459109

                (i) Sole power to vote or to direct the vote: 2,055,000 shares of Common Stock.

                (ii) Shared power to vote or to direct the vote: Not applicable.

                (iii)   Sole power to dispose or to direct the  disposition  of:
                        2,055,000 shares of Common Stock

                (iv)    Shared power to dispose or to direct the disposition of:
                        Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10. CERTIFICATION

             (a) Not applicable.

             (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER: La Jolla Pharmaceuticals                            CUSIP NO.: 503459109


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

                                          J.P. MORGAN PARTNERS (BHCA), L.P.


                                          By:  JPMP Master Fund Manager, L.P.,
                                               its General Partner

                                          By:  JPMP Capital Corp.,
                                               its General Partner

                                          By: /S/ JEFFREY C. WALKER
                                              ----------------------------------
                                              Name:    Jeffrey C. Walker
                                              Title:   President














SEC 1745 (3-98)